UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 7, 2023

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective July 7, 2023, Milind Mehere, a member of the board of managers of YS RE RAF I LLC (the “Company”) resigned from the Company.

The Company’s board of managers has appointed Ted Yarbrough to serve as a member of the board of managers, effective upon Mr. Mehere’s resignation. Mr. Yarbrough will not be compensated for his services as a member of the Company’s board of managers.

Mr. Yarbrough is the Chief Investment Officer at YieldStreet, Inc. (“YieldStreet” or the “Sponsor”). Prior to joining the Sponsor in 2023, Mr. Yarbrough worked at Citigroup and its predecessor companies for nearly three decades, holding a variety of leadership roles across the firm’s banking, markets, and lending businesses. During his tenure, he served as Chief Investment Officer of Global Spread Products, Global Head of Structured Finance, and most recently as Global Co-Head of Institutional Credit Management. Mr. Yarbrough graduated with a bachelors degree from Princeton University.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on July 11, 2023.

YS RE RAF I LLC

By: YieldStreet Management, LLC, its manager

/s/ Michael Weisz
By:	Michael Weisz, Chief Executive Officer